EXHIBIT 99.A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated April 12, 2004 (including amendments thereto) with respect to the Common Stock of Internet America, Inc. Each party to the Schedule 13D (including amendments thereto) is responsible for the accuracy and completeness of his/its own disclosure therein. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 12, 2004		/s/ William E. Ladin, Jr.
William E. Ladin, Jr.

Dated: April 12, 2004	J.N. PALMER FAMILY PARTNERSHIP

	By:	/s/ James B. Palmer
James B. Palmer, General Partner